EXHIBIT 3.1

RESTATED CERTIFICATE OF INCORPORATION
OF

IMPERIAL INDUSTRIES, INC.

FIRST: The name of the Corporation is Imperial Industries, Inc.. (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, New Castle County, Wilmington, DE 19808-1645 in the City of Wilmington.  The name of its registered agent is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The amount of the total stock of this Corporation is authorized to issue is 1,000 shares (number of authorized shares) with a par value of $0.01 per share.

FIFTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws.